Ex12c
                                  IDACORP, Inc.
                       Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements



                                            Twelve Months Ended December 31,
                                                 (Thousands of Dollars)
                                          1996         1997         1998        1999        2000

Earnings, as defined:
  Income before  income taxes        $  135,247   $  133,570    $ 133,806   $ 137,021   $ 210,701
  Adjust for distributed income of
  equity investees                       (1,413)      (3,943)      (4,697)       (837)     (3,116)
  Equity in loss of equity method
  investments                                 0            0          458         435         186
  Minority interest in losses of
  majority owned subsidiaries                 0            0         (125)        (37)     (1,468)
  Supplemental fixed charges and
  preferred dividends, as below          73,018       72,208       72,496      74,800      75,804

     Total earnings, as defined      $  206,852   $  201,835    $ 201,938   $ 211,382   $ 282,107

Fixed charges, as defined:
  Interest charges                   $   57,348   $   60,761    $  60,677   $  62,975   $  63,339
  Preferred stock dividends of
  subsidiaries-gross up-IDACORP
  rate                                   12,079        7,891        8,445       8,313       8,886
  Rental interest factor                    991          982          801         955       1,036
     Total fixed charges                 70,418       69,634       69,923      72,243      73,261
  Supplemental increment to fixed
    charges*                              2,600        2,574        2,573       2,557       2,543


  Supplemental fixed charges             73,018       72,208       72,496      74,800      75,804
  Preferred dividends requirements            0            0            0           0           0

     Total combined supplemental
     fixed charges and preferred
     dividends                       $   73,018   $   72,208    $  72,496   $  74,800   $  75,804

Supplemental ratio of earnings to
combined fixed charges and
preferred dividends                       2.83x        2.80x        2.79x       2.83x       3.72x

*Explanation of increment - Interest on the guaranty of American Falls
       Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.


